UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2018

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2017 RESULTS

Highlights

•
Golar LNG Limited ("Golar" or "the Company") reports operating income and EBITDA* in the quarter of $2.8 million and $19.4 million, respectively, compared to 3Q 2017 losses of $22.9 million and $5.5 million, respectively.

•	Golar LNG Partners L.P. ("Golar Partners" or "the Partnership") issues first 50% of Incentive Distribution Right reset Earn-Out Units to Golar.

•	FLNG Hilli Episeyo arrives on site in Cameroon, hooks up to mooring, tenders Notice of Readiness and commences commissioning.

•	Shipping market recovery gathers momentum.

Subsequent Events

•	Golar Partners secures a 15-year contract for one of its two available FSRUs.

•	Initiate process of mobilizing LNG carrier Gandria from layup.

Financial Review

Business Performance

	2017	2017
(in thousands of $)	Oct-Dec	Jul-Sep
Total operating revenues (including revenue from collaborative arrangement)	57,587	32,432
Vessel operating expenses	(17,076)	(13,827)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(19,464)	(13,091)
Administrative expenses	(16,763)	(11,025)
Unrealized gain on FLNG derivative instrument	15,100	—
EBITDA*	19,384	(5,511)
Depreciation and amortization	(16,585)	(17,385)
Operating income (loss)	2,799	(22,896)
* EBITDA is defined as operating income (loss) before interest, tax, depreciation and amortization. EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency. EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income (loss) or other financial measures presented in accordance with U.S. GAAP.

Golar reports today 4Q 2017 operating income of $2.8 million compared to a 3Q 2017 loss of $22.9 million. Further improvements in vessel utilization, hire rates, improving round-trip economics and expiry on November 1, 2017 of the obligation to charter in the Golar Grand from Golar Partners all contributed to an

$18.8 million increase in total revenue net of voyage expenses, from $19.3 million in 3Q 2017 to $38.1 million in 4Q 2017.

Vessel operating expenses increased $3.2 million to $17.1 million in 4Q 2017. Most of the increase is due to repairs, maintenance and crew expenses together with costs associated with reactivating the Gandria from layup.

Additional employment, legal and professional costs and Mark II FEED study expenses caused administrative expenses to increase by $5.8 million, from $11.0 million in 3Q 2017 to $16.8 million in 4Q 2017.

Liquefaction services revenue in respect of the FLNG Hilli Episeyo will be recognized after customer acceptance of the vessel. A derivative asset of $79.6 million, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent crude price moving above the contractual floor of $60.00 per barrel over the contract term, was recognized in December 2017 on commencement of commissioning. The derivative asset is adjusted to fair value at each balance date and, on December 31, 2017, the value of this asset increased to $94.7 million. This resulted in the recognition of an unrealized fair value gain of $15.1 million under other operating income in the income statement. Movements in the price of Brent crude will cause the derivative asset and resulting fair value movements to fluctuate.

Net Income Summary

	2017	2017
(in thousands of $)	Oct-Dec	Jul-Sep
Operating income (loss)	2,799	(22,896)
Interest income	1,186	1,792
Interest expense	(6,220)	(13,375)
Other financial items, net	24,122	4,433
Other non-operating loss	(189)	(98)
Taxes	(435)	(423)
Equity in net losses of affiliates	(6,348)	(5,907)
Net income attributable to non-controlling interests	(11,092)	(7,401)
Net income (loss) attributable to Golar LNG Limited	3,823	(43,875)

In 4Q 2017, the Company generated net income of $3.8 million. Notable contributors to the $47.7 million increase in 4Q 2017 are summarized as follows:

•	Interest expense decreased by $7.2 million to $6.2 million. The decrease is mainly attributable to deemed interest capitalized in respect of Hilli Episeyo in 4Q 2017.

•
Other financial items reported 4Q 2017 income of $24.1 million. This non-cash income was derived from a mark-to-market gain on the three million Total Return Swap ("TRS") shares following a $7.20 quarter-on-quarter increase in the Company’s share price and further increases in swap rates resulting in mark-to-market interest rate swap gains.

•	The $6.3 million 4Q 2017 equity in net losses of affiliates is primarily comprised of the following:

–	a $6.3 million loss in respect of Golar’s 50% share in Golar Power Ltd ("Golar Power");

–	a $2.9 million loss in respect of Golar’s 51% share in OneLNG S.A. ("OneLNG"); and

–	income of $2.5 million in respect of Golar's stake in Golar Partners.

Golar's $7.4 million 4Q 2017 share of net earnings in the Partnership is offset by amortization, principally of the fair value gain on deconsolidation of Golar Partners, currently equivalent to $4.9 million. Cash distributions received from the Partnership are in line with prior quarters.

Commercial Review

LNG Shipping
The LNG shipping market continued to tighten as a result of 2017 demand increasing 11% (as a function of higher volumes and longer voyages) contrasting with shipping supply increasing by only 5%. Strong LNG import demand from China, Korea and India together with rising coal and oil prices helped absorb cargoes and push the LNG spot price higher. Faster than expected coal-to-gas switching saw China demand grow by 48% to overtake South Korea as the second largest market for LNG imports. By year end the JKM price was $11.2/mmbtu, NBP was $6.9 and Henry Hub was $2.9. This price differential created a good export opportunity for US gas into the Asian market, placing further upward pressure on ton miles: 69% of 4Q 2017 US volumes went to Asia compared to 48% in 4Q 2016. TFDE carrier spot rates increased from around $45kpd at the beginning of the quarter to three year highs of around $80-85kpd (plus round trip economics) at year end. A dramatic reduction in prompt available vessels also resulted in improving rates and utilization for steam turbine vessels. In response, the Company reactivated the ST carrier Golar Viking, which entered the spot market during February 2018.

Steady rates and charter activity into the new year were supported by strong underlying demand for LNG that helped sustain firm Asian prices and prolong arbitrage opportunities through to mid-February 2018. More recently, there has been a seasonal softening of rates for TFDEs to around $65kpd and corresponding reductions in utilization.

Over the course of 2018, liquefaction trains with a nameplate capacity of approximately 35mtpa are expected to commence and ramp up production. Approximately 55 carrier deliveries are currently scheduled for 2018. A further 33 mtpa of new production is expected to commence in 2019 and 24 mtpa in 2020. Against this, 30 newbuild vessels are expected to deliver in 2019 whilst 10 carriers are currently scheduled to deliver in 2020. Independent shipping research firms estimate that the current market looks to be structurally short by 30-35 vessels over the next 2-3 years.

Golar Partners (affiliate)
On October 31, 2017, the Partnership closed a 5.52 million $25.0 per unit 8.75% Series A Preferred Unit offering raising net proceeds of $133.0 million. Trading from an At-The-Market facility established in September 2017 was also initiated during the quarter. To date, this facility has generated net proceeds to the Partnership of $17.8 million on the sale of 779,165 common and General Partner units. Collectively, these two facilities are expected to fund a significant portion of the Partnership’s potential acquisition of the remaining 50% of Hilli Episeyo's contracted capacity.

On January 19, 2018 the Partnership executed a 15-year charter with an energy and logistics company for the provision of an FSRU in the Atlantic Basin. The Partnership can nominate either of its two available FSRUs to service the contract provided that the nominated unit satisfies certain technical specifications ahead of project start-up, expected in the fourth quarter of 2018. The capital element of the charter rate will vary according to demand for regasification throughput, but includes a cap and a floor that is expected to generate annual operating income before depreciation and amortization of between approximately $18 and $22 million. The charter includes an option after 3 years for the charterer to terminate the contract and seek an alternative regasification solution, but only in the event that certain throughput targets have not been met. Additionally, Golar Partners will have a matching right to provide such alternative solution. The charter also includes a 5-year extension option.

The Partnership is working on a number of other requirements compatible with the remaining FSRU as well as a conversion opportunity for one of its available carriers.

FLNG
FLNG Hilli Episeyo arrived in Cameroon in late November 2017. Customs clearance, positioning, mooring hook-up and connection to the riser and umbilicals followed shortly thereafter. In early December 2017, a Notice of Readiness, which triggers the commissioning process, was tendered to Perenco and SNH. A ship-to-ship transfer of cool down LNG with the Golar Bear was completed in mid-December 2017, followed by the introduction of feed gas from the onshore processing plant. Full commissioning of the gas treatment systems is now substantially complete and they are running satisfactorily. Commissioning of the refrigerant trains continued through to February 2018 and first LNG production is expected to commence in the coming days. Although Golar reiterates the importance of taking the time it needs to safely commission the vessel, at this time final commissioning, followed by acceptance testing, remains on track for mid-April 2018. Vessel acceptance will trigger the final drawdown against the $960 million CSSCL facility.

Commissioning hire at a reduced toll rate began to accrue from January 4, 2018: $9.8 million has now been received in respect of January 2018 and a further $11.1 million will shortly be billed in respect of February 2018.

OneLNG (51/49 Golar/Schlumberger upstream joint venture)
Financing for the Fortuna project remains outstanding despite an approved Umbrella Agreement, a preferred off-taker, and EPC and EPCIC contracts for midstream and upstream infrastructure all being in place. Whilst Hilli Episeyo’s imminent proof of concept should assist current financing discussions, market leading economic returns give Golar the confidence that financing can be achieved. As a result, the Company is in the process of moving the Gandria from layup for positioning to Singapore’s Keppel Shipyard.

Other OneLNG projects are also making good progress and there is a high degree of confidence that further projects will be advanced this year.

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners downstream joint venture)
Construction of the Sergipe power project continues to plan. A full financing package for the project remains on track to close within 1Q 2018. Civil and earthworks are complete and power plant infrastructure modules have started to arrive on site. The FSRU Golar Nanook remains on track for a September 2018 delivery and will be required on site in 1Q 2019 ahead of project commissioning. Required modifications to the FSRU will result in an all-in delivered cost of approximately $285 million. Golar Power will be compensated for the cost of these modifications by a higher daily rate that is expected to increase the 25-year annual EBITDA from $39 million to $41 million. Financing discussions for the FSRU are at an advanced stage.

A number of other FSRU opportunities are also being pursued. Where mutually beneficial, Golar Power will work with other Golar affiliates to utilize suitably sized conversion candidates and develop opportunities. The market for low cost, mid-sized FSRUs has increased in terms of activity. One of Golar Power’s available carriers has been committed for one such opportunity and clarification on this project is expected around mid-April 2018.

Financing Review

FLNG Hilli Episeyo financing
The Hilli Episeyo remains within budget. As at December 31, 2017, $1,030.0 million has been incurred ($1,177.5 million including the original vessel and capitalized interest). At year-end, $525.0 million had been drawn against the CSSCL facility and, as of today, $640.0 million has been drawn. A further $60.0 million of the pre-delivery facility is therefore available to meet remaining pre-acceptance costs over the coming weeks. Up to a further $260.0 million can be used for remaining bills and to augment liquidity after acceptance. Net of non-controlling interests and final costs, drawdown of this facility is expected to add approximately $140.0 million to Golar's 2Q 2018 liquidity and investment capacity.

Liquidity
Golar’s unrestricted cash position as at December 31, 2017 was $214.9 million. An early debt repayment in respect of the Golar Tundra and an equity contribution to Golar Power collectively resulted in a cash outflow of $54.5 million during the quarter. Offsetting this was $57.2 million released from short-term restricted cash during 4Q 2017 following a 3Q 2017 agreement between Golar and the charterers of FLNG Hilli Episeyo to reduce the LC from $400 to $300 million. Of the original $400 million LC, $231.9 million, or approximately 58%, had been cash backed by Golar. After release of the $57.2 million, the cash backed share of the reduced $300 million LC remains unchanged at $174.7 million. Of this, approximately $32 million and $97 million, respectively, is expected to be released to free cash 12 months and 34 months after customer acceptance of Hilli Episeyo.

Included within the $1,384.9 million current portion of long-term debt is $833.7 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with seven sale and leaseback financed vessels. Of the balance associated with VIE financings, $341.3 million is due for refinancing by the end of 2018. Management has received indicative financing terms for this. The remaining current portion of long-term debt is predominantly comprised of the $525.0 million Hilli Episeyo CSSCL facility which will be replaced by the pre-arranged $960 million sale and leaseback facility after vessel acceptance.

Corporate and Other Matters

As at December 31, 2017, there were 101.1 million shares outstanding, including 3.0 million TRS shares that had an average price of $43.30 per share. There were also 4.0 million outstanding stock options in issue. The dividend will remain unchanged at $0.05 per share for the quarter.

Outlook

Hilli Episeyo is now a cash generating asset. Whilst slower than initially anticipated, commissioning has been relatively straightforward to date. Final commissioning is currently expected in late March 2018, with customer acceptance testing scheduled for completion in mid-April 2018. Hire will be receivable at the full rate thereafter. The 3rd and 4th trains and the Brent-linked cash flows attached to the 1st and 2nd trains represent further upside. Assuming current prices are sustained, the Brent link alone is worth around $15 million in additional annual cashflows at $65/bbl.

Our experience from Hilli Episeyo’s conversion and commissioning is being applied to the Fortuna project. Proof of concept following acceptance of Hilli Episeyo is also expected to speed up and open a wider variety of financing alternatives. Some of those alternatives are being actively worked. Initiation of yard works to the Gandria should therefore be viewed as indicative of the Company’s confidence in a FID being reached.

The Sergipe project is expected to be cashflow generative in 2020, ahead of Fortuna. At current exchange rates, the Company expects to record $105 million in annual EBITDA* in respect of its 25% effective interest in the power station and 50% interest in the FSRU. Options to monetize the FSRU Nanook’s 65% spare capacity represent additional upside for Golar Power.

Shipping returns are expected to increase over the course of 2018 as a function of an improved supply-demand balance which can be expected to result in higher rates and utilization. This should materially improve cash generation going forward. Against this positive backdrop, the Company is investigating options to restructure its shipping business to capture more upside for shareholders from the forthcoming market recovery.

TCE rates achieved for 1Q 2018 are marginally up on 4Q 2017. Due to seasonality of the business and timing of new production coming on stream, shareholders should not expect a significant improvement in rates before 3Q 2018.

With a strong underlying LNG Carrier market, the imminent acceptance of Hilli Episeyo, solid progress on the Sergipe power project and the potential for several FLNG/FSRU projects to reach FID, Golar expects significant earnings growth over the coming years.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in the timeliness of the Hilli Episeyo commissioning and acceptance by the charterer;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to close the sale of the equity interest in Hilli Episeyo on a timely basis or at all;

•	changes in our ability to sell vessels to Golar Partners, or our joint ventures Golar Power and OneLNG;

•	changes in our relationship with Golar Partners, Golar Power or our joint venture OneLNG;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provisions of FSRUs particularly through our innovative FLNG strategy and our JVs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or FLNG, and our joint ventures;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our ability to make additional equity funding payments to Golar Power and OneLNG to meet our obligations under each of the respective shareholders' agreements;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

February 28, 2018
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Limited +44 207 063 7900
Iain Ross - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2017	2017	2017	2016
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec

Time and voyage charter revenues	36,630	19,720	88,634	52,302
Time charter revenues - collaborative arrangement	11,311	5,277	28,327	13,730
Vessel and other management fees	9,646	7,435	26,576	14,225
Total operating revenues	57,587	32,432	143,537	80,257

Vessel operating expenses	17,076	13,827	55,946	53,163
Voyage, charter-hire and commission expenses (1)	1,874	4,672	22,511	36,423
Voyage, charter-hire and commission expenses - collaborative arrangement	17,590	8,419	38,781	11,140
Administrative expenses	16,763	11,025	50,334	45,960
Depreciation and amortization	16,585	17,385	76,522	72,972
Impairment of long-term assets	—	—	—	1,706
Total operating expenses	69,888	55,328	244,094	221,364

Other operating gains	—	—	—	16
Unrealized gain on FLNG derivative instrument (2)	15,100	—	15,100	—
Operating income (loss)	2,799	(22,896)	(85,457)	(141,091)

Other non-operating loss
Net loss on loss of control of Golar Power	—	—	—	(8,483)
Other	(189)	(98)	(81)	(132)
Total other non-operating loss	(189)	(98)	(81)	(8,615)

Financial income (expense)
Interest income	1,186	1,792	5,890	2,969
Interest expense	(6,220)	(13,375)	(59,305)	(71,201)
Other financial items, net	24,122	4,433	20,627	8,691
Net financial income (expense)	19,088	(7,150)	(32,788)	(59,541)

Income (loss) before taxes and equity in net (losses) earnings of affiliates	21,698	(30,144)	(118,326)	(209,247)
Income taxes	(435)	(423)	(1,505)	589
Equity in net (losses) earnings of affiliates	(6,348)	(5,907)	(25,448)	47,878

Net income (loss)	14,915	(36,474)	(145,279)	(160,780)
Net income attributable to non-controlling interests	(11,092)	(7,401)	(34,424)	(25,751)

Net income (loss) attributable to Golar LNG Limited	3,823	(43,875)	(179,703)	(186,531)

(1) This includes related party net charter-hire expenses (net of amortization related to the guarantee) of $0.9 million and $1.0 million for the quarters ended December 31, 2017 and September 30, 2017, respectively.
(2) This represents the mark-to-market movement on the embedded derivative in relation to the Hilli Episeyo Liquefaction Tolling Agreement ("LTA") for the quarter ended December 31, 2017.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2017	2017	2017	2016
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec

Net income (loss)	14,915	(36,474)	(145,279)	(160,780)

Other comprehensive income (loss):
Income (loss) associated with pensions (net of tax)	157	—	157	(556)
Net (loss) gain on qualifying cash flow hedging instruments	(5)	(11)	1,616	3,606
Other comprehensive income (loss)	152	(11)	1,773	3,050
Comprehensive income (loss)	15,067	(36,485)	(143,506)	(157,730)

Comprehensive loss attributable to:

Stockholders of Golar LNG Limited	3,975	(43,886)	(177,930)	(183,481)
Non-controlling interests	11,092	7,401	34,424	25,751
	15,067	(36,485)	(143,506)	(157,730)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2017	2016
(in thousands of $)	Dec-31	Dec-31
	Unaudited	Unaudited (5)

ASSETS
Current
Cash and cash equivalents	214,862	224,190
Restricted cash and short-term deposits (1)	222,265	183,693
Other current assets	28,435	18,334
Amounts due from related parties	7,898	—
Total current assets	473,460	426,217
Non-current
Restricted cash	175,550	232,335
Investment in affiliates	703,225	648,780
Cost method investments	7,347	7,347
Asset under development	1,177,489	731,993
Vessels and equipment, net	2,077,059	2,153,831
Other non-current assets (2)	150,157	56,408
Total assets	4,764,287	4,256,911

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt, net of deferred finance charges (1)(3)	1,384,933	451,454
Amounts due to related parties (4)	8,734	135,668
Other current liabilities (2)	238,607	182,005
Total current liabilities	1,632,274	769,127
Non-current
Long-term debt, net of deferred finance charges (1)	1,025,914	1,525,744
Amounts due to related parties (4)	177,247	—
Other long-term liabilities (2)	132,548	52,214
Total liabilities	2,967,983	2,347,085

Equity
Stockholders' equity	1,715,316	1,863,262
Non-controlling interests	80,988	46,564

Total liabilities and stockholders' equity	4,764,287	4,256,911

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(2) Other non-current assets includes a FLNG derivative asset of $94.7 million arising on the LTA. The fair value of the FLNG derivative is based on the estimated discounted cash flows of the payments due to us as a result of the oil price moving above the contractual oil price floor over the term of the LTA. The FLNG derivative is adjusted to fair value at each balance sheet date, with changes in fair value included in the income statement within the line item “Unrealized gain on FLNG derivative instrument”. The corresponding credit relating to the initial fair value of the FLNG derivative recognized on effectiveness of the LTA in December 2017, of $79.6 million, i.e. day one gain, has been deferred and will be amortized to earnings on a straight-line basis over the term of the LTA, commencing upon customer acceptance of the vessel. This deferred revenue is recorded within the line items “other current liabilities” and “other long-term liabilities”.
(3) Included within current portion of long-term debt is $525.0 million relating to the Hilli Episeyo pre-delivery facility which is expected to mature in April 2018, when we will draw on the post-delivery financing (sale and leaseback arrangement).
(4) The non-current amounts due to related parties of $177.2 million corresponds to (i) $107.2 million, received in 2016, relating to the deferred purchase price payable to Golar Partners in connection with the Tundra Put Sale; and (ii) a further $70.0 million deposit made by Golar Partners upon execution of the Hilli Episeyo purchase and sale agreement in August 2017. Upon closing of the Hilli Episeyo acquisition, which is expected to occur on or before April 30, 2018, these sums will be applied against the net purchase price.
(5) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities ceased to qualify for classification as held-for-sale. Accordingly, as of December 31, 2017 (and for all retrospective periods presented), these assets and liabilities are presented as held and used in the consolidated balance sheets.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2017	2017	2017	2016
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec

OPERATING ACTIVITIES
Net income (loss)	14,915	(36,474)	(145,279)	(160,780)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	16,585	17,385	76,522	72,972
Amortization of deferred tax benefits on intra-group transfers	—	—	—	(1,715)
Amortization of deferred charges and guarantees	1,406	(1,639)	(900)	13,732
Net loss on loss of control of Golar Power	—	—	—	8,483
Equity in net losses (earnings) of affiliates	6,348	5,907	25,448	(47,878)
Dividends received	14,153	12,858	52,666	55,517
Compensation cost related to stock options	2,795	2,321	8,991	5,816
Net foreign exchange (gain) loss	(414)	913	1,620	1,429
Impairment of long-term assets	—	—	—	1,706
Impairment of loan receivable	—	—	—	7,627
Restricted cash and short-term deposits	56,787	728	57,110	47,834
Change in assets and liabilities:
Trade accounts receivable	(10,222)	798	(11,413)	(567)
Inventories	2,162	(2,760)	(151)	987
Prepaid expenses, accrued income and other assets	(96,840)	(6,326)	(102,453)	14,924
Amounts due from/to related companies	5,576	(8,715)	(27,130)	(9,444)
Trade accounts payable	3,969	(57)	1,593	(28,511)
Accrued expenses and deferred income	7,636	5,096	28,666	(3,410)
Other liabilities	63,011	395	81,844	(17,273)
Net cash provided by (used in) operating activities	87,867	(9,570)	47,134	(38,551)

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2017	2017	2017	2016
(in thousands of $)	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(116)	(140)	(1,349)	(14,477)
Additions to newbuildings	—	—	—	(19,220)
Additions to asset under development	(221,010)	(35,846)	(390,552)	(200,821)
Additions to investments	(31,608)	(34,352)	(123,107)	(10,200)
Proceeds from disposals to Golar Partners (1)	—	70,000	70,000	107,247
Proceeds from loss of control of Golar Power, net of cash disposed	—	—	—	113,321
Loans granted (including related parties)	—	—	—	(1,000)
Restricted cash and short-term deposits	16,012	1,771	11,239	22,928
Net cash (used in) provided by investing activities	(236,722)	1,433	(433,769)	(2,222)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	—	—	169,876
Proceeds from debt (including related parties) (2)	150,000	—	928,432	405,817
Payment for capped call in connection with bond issuance	—	—	(31,194)	—
Repayments of debt (including related parties)	(48,310)	(27,048)	(446,626)	(271,858)
Financing costs paid	—	—	(1,564)	(8,372)
Cash dividends paid	(5,054)	(5,050)	(20,438)	(54,348)
Exercise of share options	(1,370)	203	(1,167)	1,435
Purchase of treasury shares	—	—	—	(8,214)
Restricted cash and short-term deposits	(18,111)	(16,632)	(50,136)	(74,608)
Net cash provided by (used in) financing activities	77,155	(48,527)	377,307	159,728
Net (decrease) increase in cash and cash equivalents	(71,700)	(56,664)	(9,328)	118,955
Cash and cash equivalents at beginning of period	286,562	343,226	224,190	105,235
Cash and cash equivalents at end of period	214,862	286,562	214,862	224,190

(1) In August 2017, upon execution of the Hilli Episeyo purchase and sale agreement, we received a $70.0 million deposit from Golar Partners.
(2) Net of convertible bond issuance costs taken at source.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	1,895,366	20,813	1,916,179

Net loss	—	—	—	—	—	(186,531)	(186,531)	25,751	(160,780)
Dividends	—	—	—	—	—	(18,693)	(18,693)	—	(18,693)
Exercise of share options	59		1,376	—	—	—	1,435	—	1,435
Grant of share options	—	—	7,865	—	—	—	7,865	—	7,865
Forfeiture of share options	—	—	(892)	—	—	—	(892)	—	(892)
Net proceeds from issuance of shares	7,475	—	162,401	—	—	—	169,876	—	169,876
Other comprehensive income	—	—	—	—	3,050	—	3,050	—	3,050
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(179,703)	(179,703)	34,424	(145,279)
Dividends	—	—	—	—	—	(19,689)	(19,689)	—	(19,689)
Exercise of share options	38	—	(1,204)	—	—	—	(1,166)	—	(1,166)
Grant of share options	—	—	11,098	—	—	—	11,098	—	11,098
Forfeiture of share options	—	—	(120)	—	—	—	(120)	—	(120)
Other comprehensive income	—	—	—	—	1,773	—	1,773	—	1,773
Issuance of convertible bonds (2)	—	—	39,861	—	—	—	39,861	—	39,861

Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) Issuance of convertible bonds relates to the equity component of the $402.5 million convertible bond, net of the capped call payment and convertible bond issuance costs.

Golar LNG Limited

APPENDIX A

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	December 31, 2017	December 31, 2016 (1)

Restricted cash and short-term deposits	130,063	70,021

Current portion of long-term debt and short-term debt, net of deferred finance charges	833,664	410,159
Long-term debt, net of deferred finance charges	252,691	624,385

The consolidated results and net assets of the consolidated lessor VIE entities is based on management's best estimates. Between the timing of our Q4 2017 earnings release and the filing of our 2017 annual report on Form 20-F, in the event the consolidated lessor VIEs enter into binding refinancing agreements, the classification of debt between current and non-current and the interest expense may change.

(1) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities ceased to qualify for classification as held-for-sale. Accordingly, as of December 31, 2017 (and for all retrospective periods presented), these assets and liabilities are presented as held and used in the consolidated balance sheets.